SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Rochem Environmental, Inc.
            --------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of class of securities)

                                   771311-10-7
            --------------------------------------------------------
                                 (CUSIP number)

                                 Philip LeFevre
                           15001 Walden Rd. Suite 203
                             Montgomery, Texas 77356
                                 (409) 582-1088
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 20, 1999
            --------------------------------------------------------
             (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP NO. 771311-10-7
--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS.
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   Philip LeFevre, ###-##-####
|      |   Lefco Corporation, Tax ID No. _______________
|      |   Lefco Environment Technology, Inc. Tax ID No. ________________
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |
|      |   Philip LeFevre            PF
|      |
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Philip LeFevre -- United States
|      |   Lefco Corporation, a Texas corporation
|      |   Lefco Environmental Technology, Inc., a Texas corporation
|      |
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |      2,379,167
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |      -0-
REPORTING              ---------------------------------------------------------
PERSON                 | 9 | SOLE DISPOSITIVE POWER
                       |   |      2,379,167
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |      -0-
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |   12.4%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |
|      |   Philip LeFevre                               IN
|      |   Lefco Corporation                            CO
|      |   Lefco Environmental Technology, Inc.         CO
|      |
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Rochem Environmental, Inc. (the "Issuer"), a corporation located at 610 N. Milby Street; Houston, Texas 77003.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) The reporting entities under this Form13D are Lefco Environmental Technology, Inc., a Texas corporation, Lefco Corporation, a Texas corporation, and Philip LeFevre, together the preceding entities are collectively sometimes referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Philip LeFevre has served as a director of Rochem Environmental, Inc. since March 1995. Mr. LeFevre is currently serving as president of Lefco Environmental Technology and has held this position since January 1991. Prior thereto, Mr. LeFevre served as president of Lefco Corporation from 1979 to December 1990 and directed various businesses such as concrete pumping services, construction services and real estate development.

      (b) Lefco Environmental Technology, Inc. is principally engaged in environmental services work. Its principal office is located at 15001 Walden Road, Suite 203; Montgomery, Texas 77356.

      (c) Lefco Corporation is principally engaged in environmental services work. Its principal office is located at 15001 Walden Road, Suite 203; Montgomery, Texas 77356.

      (d) Mr. LeFevre is the sole shareholder of Lefco Corporation, a Texas corporation, and Lefco Environmental Technology, Inc., a Texas corporation.

      (e) During the past five years none of the Reporting Persons, nor any individual listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (f) During the past five years none of the Reporting Persons nor any individual listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

      On May 20, 1999, Mr. LeFevre bought 649,167 shares of the Issuer's common stock at a purchase price of $0.26 per share which was paid by Mr. LeFevre's personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Persons acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Philip LeFevre       12.4 %

      (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages hereto, and such information is incorporated herein by reference.

      (c) See Item 3.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      N/A


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


      EXHIBIT NO.             IDENTIFICATION OF EXHIBIT
      -----------             -------------------------

      Exhibit 99.1            Joint Filing Agreement




     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED:    May 24, 1999




                                          /s/
                                          --------------------------------
                                          By: Philip LeFevre